EFES

RECEIVED

2008 MAR 31 P 4: 25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File: 082-04144

[redacted]

08001562

March 26, 2008

Erciyas

Re: Rule 12g3-2(b) – Submission by ~~Anadolu~~ Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the collective bargaining agreement between our Company and Tek Gıda İş Labour Union.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED

APR 03 2008

THOMSON FINANCIAL

Hurşit Zorlu
Chief Financial Officer
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dlw 4/1

EFES BEVERAGE GROUP / ANADOLU EFES

Terms for the collective bargaining agreement between our Company and Tek Gıda Iş Labour Union for the period 01.09.2007-31.08.2007 agreed upon on 26.03.2008.

Accordingly;

- **For the first six months period of the collective bargaining agreement, hourly wages will increase by 12.93% on average,**
- **In the second year of agreement, Consumer Price Index announced by the State Statistical Institute will be used to determine the wage increases,**
- **In the first year of the agreement a 19.36% increase in the social benefits will be made,**
- **In the second year of the agreement, Consumer Price Index announced by the State Statistical Institute will be used for social benefit increase.**

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

EFES

RECEIVED

2008 MAR 31 P 4: 25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File: 082-04144

March 17, 2008

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the changes in Efes Beer Group Management.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Hürşit Zorlu
Chief Financial Officer
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No: 1 Kartal 34870 İstanbul
Tel : (0 216) 586 80 00 Faks: (0 216) 306 25 17

Changes in Efes Beer Group Management

Anadolu Efes Biracılık ve Malt San. A.Ş. ("Anadolu Efes"), today announced that Mr. Hurşit Zorlu who has been the Chief Financial Officer and Investor Relations Director of Anadolu Efes since December 2000 will be promoted to Chief Financial Officer of Anadolu Endüstri Holding A.Ş. ("Anadolu Group"), the holding company of Anadolu Efes, effective April 1st 2008. Mr. Zorlu's responsibilities in Anadolu Efes will be assumed by Mr. Can Çaka who has been the Strategy, Business and Market Development Director of Efes Beer Group since June 2007.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Manager)

tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

END